EXHIBIT I-1

                      SECURITIES AND EXCHANGE COMMISSION

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                           (Release No. 35-__________)

                                FILING UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    PP&L Resources, Inc. (the "Company"), Two North Ninth Street, Allentown, PA 18101, a Pennsylvania corporation which is a holding company exempt from the registration requirements of the Act under section 3(a)(1) of the Act, has filed an application-declaration on Form U-1 under sections 9(a)(2), 10 and 3(a)(1) of the Act.

                    Pursuant to the terms of an Agreement and Plan of Merger dated as of June 26, 1997 (the "Merger Agreement"), by and among the Company, Keystone Merger Corp., a Pennsylvania corporation ("Keystone") and a wholly-owned subsidiary of the Company, and Penn Fuel Gas, Inc. ("Penn Fuel"), the Company proposes to acquire all of the issued and outstanding common stock of Penn Fuel, a holding company exempt from the registration requirements of the Act under section 3(a)(1) of the Act
          (the "Transaction").   Under the terms of the Merger
          Agreement, Keystone will be merged into Penn Fuel, with Penn Fuel surviving as a wholly-owned subsidiary of the Company. As a result of the Transaction, the Company would be a public-utility holding company as defined in section 2(a)(7) of the Act with three public utility
          subsidiaries   PP&L, Inc. (formerly Pennsylvania Power &
          Light Company) ("PP&L"), which is currently a wholly-owned subsidiary of the Company, and PFG Gas, Inc. ("PFG Gas") and North Penn Gas Company ("North Penn"), which are currently wholly-owned subsidiaries of Penn Fuel. The Company has also requested an order of exemption under section 3(a)(1) from all provisions of the Act except section 9(a)(2).

                    The Company is a holding company which
          provides, through its subsidiaries, electric utility services and other energy-related products and services in central eastern Pennsylvania. PP&L, the Company's principal subsidiary, is an operating electric utility incorporated under the laws of the Commonwealth of Pennsylvania. As of June 30, 1997, PP&L served approximately 1.2 million residential, commercial and industrial customers in a 10,000 square mile territory in 29 counties of central eastern Pennsylvania, with a population of approximately 2.6 million persons. PP&L also sells power to other electric utilities and owns direct and indirect interests in a number of generating stations. In addition, the Company engages in other businesses which are not jurisdictional under the Act, through a number of other subsidiaries, including investing in electric generation, transmission and distribution facilities both overseas and domestically, providing energy-related products and services inside and outside of PP&L's service territory, and operating oil and gas pipeline facilities which supply fuel to PP&L's Martins Creek generating station. For the year ended December 31, 1996, the Company's operating revenues on a consolidated basis were approximately $2.910 billion, of which $64 million were attributable to non-utility activities. Consolidated assets of the Company and its subsidiaries at December 31, 1996 were approximately $9.824 billion, of which approximately $6.487 billion consisted of net electric plant and equipment.

                    Penn Fuel is a holding company which provides natural gas service in Pennsylvania and Maryland through its public utility subsidiaries and supplies liquid propane gas to customers in Pennsylvania and Maryland. Penn Fuel is a closely-held corporation, incorporated under the laws of the Commonwealth of Pennsylvania, whose common stock is not actively traded. PFG Gas and North Penn, Penn Fuel's principal subsidiaries, are Pennsylvania corporations which provide natural gas distribution and storage service to residential, commercial and industrial customers in 31 counties in Pennsylvania. PFG Gas provides gas sales and transportation service in southern and eastern Pennsylvania and a small portion of Maryland. North Penn provides gas sales and transportation services to customers located in north and northwestern Pennsylvania. North Penn also owns storage capacity in two underground natural gas storage facilities located in Pennsylvania: the Wharton Storage Field and the Tioga-Meeker Storage Complex. For the year ended December 31, 1996, Penn Fuel's operating revenues on a consolidated basis were approximately $114 million, of which approximately $100 million were attributable to its gas utility operations, and $14 million from propane operations and merchandise sales. Consolidated assets of Penn Fuel and its subsidiaries as of December 31, 1996 were approximately $196 million, of which approximately $141 million consisted of property, plant and equipment, $29 million were current assets and $26 million were deferred regulatory assets.

                    The Application states that the Transaction will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the merging companies, shareholders and customers.

                    The Merger Agreement provides for the business combination of the Company and Penn Fuel to be effected by the merger of Keystone with and into Penn Fuel, the separate corporate existence of Keystone will cease, and Penn Fuel will continue as the surviving corporation in the merger, operating as a wholly-owned subsidiary of the Company. Each share of Penn Fuel Common Stock outstanding prior to the merger will be converted into the right to receive between 6.968 and 8.516 shares of Company Common Stock, depending upon the market price of the Company Common Stock at the time of the closing of the merger. Penn Fuel common shareholders will become
          Company common shareholders and the Company will become the sole holder of all of the outstanding Common Stock of Penn Fuel. Penn Fuel is taking all necessary action to redeem shares of the Penn Fuel $1.40 Preferred Stock in accordance with the terms of the preferred stock.
          Preferred shareholders will have the option of receiving the cash redemption price or converting their preferred shares into the right to receive between 0.682 and 0.833 shares of the Company Common Stock, depending upon the market price of the Company Common Stock at the time of the closing of the Transaction. Thus, Penn Fuel preferred shareholders may become common shareholders of the Company and there will no longer be any shares of Penn Fuel preferred stock outstanding.

                    The Transaction is conditioned, among other things, upon approval by the Pennsylvania Public Utility Commission, based on its analysis of whether granting approval is necessary or proper for the service, accommodation, convenience or safety of the public. The Maryland Public Service Commission was notified of the Transaction and has determined not to institute proceedings on the matter at this time. In addition, the Transaction was subject to the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act"). On October 7, 1997, the notice required pursuant to the HSR Act was filed by the Company and Penn Fuel, respectively. On October 24, 1997, the United States Department of Justice granted early termination of the waiting period under the HSR Act with respect to the Transaction.

                    The Company states that following consummation of the Transaction, it and each of its subsidiaries will be entitled to an exemption from all provisions of the Act except section 9(a)(2) because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the Commonwealth of Pennsylvania.

                    For the Commission, by the Division of
          Investment Management, pursuant to delegated authority.